

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2024

Melanie Cibik
EVP, General Counsel, Chief Compliance Officer and Secretary
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

> **Re: TELEDYNE TECHNOLOGIES INCORPORATED**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 23, 2024**
> **File No. 001-15295**

Dear Melanie Cibik:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 23

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, you quantify on page 24 the combined incremental Digital Imaging revenues related to acquisitions and organic sales growth but do not separately quantify each component or the offsetting impact of the lower product sales you identify and do not expand on the reasons driving the growth or decline of your product categories. We further note that you

attribute the increase in consolidated and segment cost of sales on pages 23-26 to "higher net sales" and "product mix" but do not consistently provide additional context regarding the product categories impacting your margins. Ensure you explain in sufficient detail the reasons driving these changes and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Income Taxes, page 24

2. We note your disclosure of "Provision (benefit) for income taxes without discrete event expense (benefit)" and "Effective tax rate without discrete events," which appear to represent non-GAAP measures. Please revise future filings to label these measures as non-GAAP measures and to provide all disclosures required by Item 10(e) of Regulation S-K. Ensure that you separately disclose each discrete event adjustment and also apply this comment to your earnings releases.

Critical Accounting Policies and Estimates
Business Combinations, Goodwill and Acquired Intangible Assets, page 31

3. For any reporting units at risk for goodwill impairment, such as your FLIR reporting unit, please disclose in future filings the amount of goodwill allocated to the reporting unit and expand upon the methods and key assumptions used in your goodwill impairment test and how the key assumptions were determined. Although you disclose that you "primarily" use a discounted cash flow model, we note that your audit report references the additional use of the market approach for your FLIR reporting unit.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-based Compensation Costs, page 49

4. We note that beginning in fiscal 2024 you changed the valuation model used to determine the fair value of stock options from a lattice-based option pricing model to the Black-Scholes option pricing model. Please tell us and disclose pursuant to SAB Topic 14:C.3 the basis for the change. Consistent with ASC 718-10-55-20 and 55-27, tell us how you concluded, if true, that the Black-Scholes model results in a better estimate of fair value.

Note 9. Income Taxes, page 59

5.   We note that you continue to make an indefinite reinvestment assertion for unrepatriated earnings of your material subsidiaries in Canada. Please disclose in future filings the amount of unremitted foreign earnings pursuant to ASC 740-30-50-2b.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing